Filed pursuant to Rule 424(b)(3)
Registration No. 333-143292
PROSPECTUS

7,000,000 Shares

DELTATHREE, INC.

Class A Common Stock

This prospectus relates to the resale from time to time of up to 7,000,000 shares of our common stock by the selling stockholders described in the section entitled “Selling Stockholders” on page 18 of this prospectus. Of these 7,000,000 shares of our common stock, 2,959,831 shares of our common stock were acquired by certain selling stockholders in connection with our acquisition of certain assets from Go2Call.com, Inc. pursuant to an asset transfer agreement, dated as of February 17, 2007, between us and Go2Call.com, Inc., and the remaining 4,040,169 shares were acquired in June 2001 by Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd. (“Atarey”), an Israeli company and currently our largest stockholder.

The selling stockholders may offer and sell any of the shares of common stock from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section entitled "Plan of Distribution" on page 21 of this prospectus. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. We are contractually obligated to pay all expenses of registration incurred in connection with this offering, except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares.

Our common stock is listed on the NASDAQ Capital Market under the symbol “DDDC.” On June 4, 2007, the last reported sale price for our common stock was $1.37 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 before deciding whether to invest in our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 7, 2007.

You should read this prospectus and the information incorporated by reference carefully before you invest. Such documents contain important information you should consider when making your investment decision. See “Incorporation of Documents by Reference” on page 23. You should rely only on the information provided in this prospectus or documents incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

“deltathree,” the deltathree logo and iConnectHere are trademarks of deltathree, Inc. Other trademarks and trade names appearing in this prospectus are the property of their holders.

SUMMARY

The following is only a summary. We urge you to read the entire prospectus, including the more detailed financial statements, notes to the financial statements and other information incorporated by reference from our other filings with the SEC. Investing in our common stock involves risk. Therefore, carefully consider the information provided under the heading “Risk Factors” beginning on page 3.

Our Business

We are a leading provider of integrated Voice over Internet Protocol (VoIP) telephony services, products, hosted solutions, and infrastructure. We were founded in 1996 to capitalize on the growth of the Internet as a communications tool by commercially offering Internet Protocol (IP) telephony services. IP telephony, or VoIP telephony, is the real time transmission of voice communications in the form of digitized "packets" of information over the Internet or a private network, similar to the way in which e-mail and other data is transmitted. While we began as primarily a low-cost alternative source of wholesale minutes for carriers around the world, we have evolved into one of the premier providers of next generation communication services in the world.

Today we support hundreds of thousands of active users around the globe through our two primary distribution channels: our service provider and reseller channel and our direct-to-consumer channel. We offer a broad suite of private label VoIP products and services as well as a back-office platform for service providers, resellers, and corporate customers, such as incumbent telecommunications providers, Internet service providers, or ISPs, cable companies , licensed VoIP operators, and various corporate enterprises. Based on our customizable VoIP solutions, these customers can offer private label telecommunications to their own customer bases, under their own brand name, a white-label brand, our iConnectHere, or ICH, brand, or the deltathree brand. At the same time, our direct-to-consumer channel includes our iConnectHere offering which provides award-winning VoIP products and services   directly to consumers and small businesses online using the same primary platform, and includes our recently established   joip offering which will serve as the exclusive VoIP service provider embedded in the GLOBARANGE cordless phones of Panasonic Communications Co., Ltd., or Panasonic, the world leader in consumer cordless phones. We expect this joip-enabled phone to be available in the summer of 2007.

We have built a privately-managed, state-of-the-art global telecommunications platform using IP technology and offer our customers a unique suite of IP telephony products, including PC-to-Phone and Broadband Phone products. We differentiate ourselves from our competitors by providing a robust set of value-added services and features that enable us to effectively address the challenges that have traditionally made the provision of telecommunications services difficult, and we offer our products and services to a global customer base in a fashion that meets the disparate needs of this diverse customer base. Our operations management tools include among others: account provisioning; e-commerce based payment processing systems; billing and account management; operations management; web development; network management; and customer care. We are able to provide our services at a cost to a user that is generally lower than that charged by traditional service providers because we minimize our network costs by using efficient packet-switched technology and we interconnect to a wide variety of termination options which allow us to benefit from pricing differences between vendors to the same termination points.

Prior to 1999, we focused on building a privately-managed, global network utilizing IP technology, and our business primarily consisted of carrying and transmitting traffic for communications carriers over our network. Beginning in 1999, we began to diversify our offerings by layering enhanced IP telephony services over our network. These enhanced services were targeted at consumers and were primarily accessible through our consumer Web site. During 2000, we began offering services on a co-branded or private-label basis to service providers and other businesses to assist them in diversifying their product offerings to their customer bases. In 2001, we continued to enhance our unique strengths through our pioneering work with the Session Initiation Protocol, SIP, an Internet Engineering Task Force standard that has been embraced by industry leaders such as Microsoft and Cisco. These efforts culminated in the launch of our state-of-the-art SIP infrastructure, and in doing so we became the first major VoIP service provider to deploy an end-to-end SIP network and services. In recent years, we have continued our pioneering efforts in SIP and these efforts have yielded significant new releases. For example, we released a next generation SIP-based PC-to-Phone application, certified many new devices which function as access points to our services, and added new features and new calling plans to our offerings.

In 2004, we announced our first major service provider contract with Verizon Communications Inc. In 2005 and 2006, we remained focused on increasing the market penetration of our core VoIP solutions and on continuing to diversify and expand our customer base. For example, we diversified our base in 2006 by adding customers for our Hosted Consumer VoIP Solution in markets such as instant messaging and cellular telecommunications. As a result, we continued to sell an increasingly diverse set of VoIP products and services to our growing Service Provider and Reseller base. Our product strategy for reaching these customers focused on enhancing our service delivery offering suite by successfully launching customizable modular and comprehensive VoIP solutions, adding new features to our VoIP products, launching new distribution lines for our consumer group, and upgrading our network capacity and features.

As a complement to the initiatives we have taken to organically expand our businesses, we have also been evaluating opportunities for inorganic growth through strategic acquisitions and unique collaborations. In February 2007, we acquired the service provider and consumer business assets including the customer bases of Go2Call.com, Inc., a privately held U.S. based VoIP solutions provider, for cash and our stock valued at approximately $7 million. Moreover, we expect that our strategic collaboration with Panasonic including our joip offering will present opportunities for growth as we expand into another market by enabling Panasonic’s GLOBARANGE cordless phones to deliver our VoIP services to consumers in various countries worldwide.

Going forward, we expect to:

•
continue to devote our resources to develop and expand our Service Provider and Reseller base and we expect our revenue from this key channel to represent a significant percentage of our total revenue in the foreseeable future;

•
actively market our products and services to a large number of broadband operators, incumbent telecommunication providers, cable companies, ISPs, licensed VoIP operators, corporate enterprises, and consumer oriented retailers around the world;

•	devote a significant amount of our resources to launch, market, and support our new joip offering in connection, and in collaboration, with Panasonic in various countries worldwide; and

•	pursue a targeted strategy of identifying and evaluating appropriate acquisition candidates and collaborations that will continue to expand and diversify our customer base.

 We are a Delaware corporation. Our executive offices are located at 75 Broad Street, 31st Floor, New York, New York 10004 and our telephone number is (212) 500-4850. Our web site is www.deltathree.com. The information contained on our web site is not incorporated by reference into this prospectus.

RISK FACTORS

Investing in our common stock is very risky. Please carefully consider the risk factors described below. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. Any of these risks could materially adversely affect our business, financial condition and results of operations and the trading price of our common stock, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we deem currently immaterial may also impair our business operations. You should be able to bear a complete loss of your investment. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to our Company

We have a history of losses and we are uncertain as to our future profitability.

Until the year ended December 31, 2006, the Company has had a history of significant losses since its inception. For the year ended December 31, 2006, we reported net income of $0.5 million but a net loss from operations of $52,000. Although this is a significant improvement from prior years when we reported net losses of $0.9 million in 2005, approximately $3.2 million in 2004, and approximately $8.3 million in 2003, we cannot assure you that we will be able to obtain or sustain a level of profitability going forward and we may begin to incur significant losses again. As of December 31, 2006, our accumulated deficit was approximately $151.4 million. Our revenues may not increase or even continue at their current level. As a result, while we believe we have sufficient funds to meet our working capital requirements for at least the next fiscal year and although we attained profitability during 2006, we did incur a loss during the fourth quarter of 2006. Going forward, we will need to increase our revenues and maintain our current cost structure to obtain, once again, profitability. If our revenues do not increase as much as we expect or if our expenses increase at a greater pace than revenues, we may not be able to reach profitability again. We cannot assure you that we will be able to obtain, sustain or increase profitability on a quarterly or annual basis in the future.

We may not be able to expand our revenue.

Our business strategy is to expand our revenue sources and our distribution channels in order to include the provision of VoIP telephony to different customer groups. We can neither assure you that we will be able to accomplish this nor that this strategy will be profitable. Currently, our revenues are primarily generated by sales of our VoIP telephony products and services through our direct-to-consumer channel and our service provider and reseller sales channel (including sales of our Hosted Consumer VoIP Solution). VoIP telephony from these channels generated 94.6%, 96.1%, and 96.02% of our total revenues in 2006, 2005, and 2004, respectively.

In the future, we intend to generate increased revenues in VoIP telephony, from multiple sources and customer bases, many of which are unproven. We expect that our revenues for the foreseeable future will be dependent on, among other factors:

•	sales of our VoIP telephony products and services, including sales of our Hosted Consumer VoIP Solution;

•	acceptance and use of VoIP telephony;

•	expansion of our service and product offerings;

•	traffic levels on our network;

•	the effect of competition, regulatory environment, international long distance rates and access and transmission costs on our prices; and

•	continued improvement of our global network quality.

We may not be able to sustain our current revenues or successfully generate additional revenues from the sale of VoIP telephony, including our Hosted Consumer VoIP Solution.

Decreasing telecommunications prices may cause us to lower our prices to remain competitive, which could prevent our future profitability.

Decreasing telecommunications prices may diminish or eliminate the competitive pricing advantage of our services. International and domestic telecommunications prices have decreased significantly over the last few years in most of the markets in which we operate, and we anticipate that prices will continue to be reduced in all of the markets in which we do business or expect to do business. Users who select our services (or our resellers’ or our Hosted Consumer VoIP customers’ services) to take advantage of the current pricing differential between traditional telecommunications prices and our (or our customers’) prices may switch to traditional telecommunications carriers as such pricing differentials diminish or disappear, and we will be unable to use such pricing differentials to attract new customers in the future. Such competition or continued price decreases may require us to lower our prices to remain competitive, may result in reduced revenue, a loss or decrease of customers and may prevent our future profitability.

We have a limited operating history upon which you can evaluate us.

Although we commenced our operations in 1996, in 2000 we began to transform our business from a provider of wholesale minutes to carriers to our current role as a provider of VoIP solutions. We, therefore, have only a limited operating history upon which you can evaluate our current business and prospects. You should consider our prospects in light of the risks, expenses and difficulties we may encounter as an early stage company in the new and rapidly evolving market for VoIP telephony. These risks include our ability:

•	to increase acceptance of our VoIP telephony products and services (including our Hosted Consumer VoIP Solution);

•	to compete effectively;

•	to identify and enter into strategic alliances; and

•	to develop new products and keep pace with developing technology.

In addition, because we expect an increasing percentage of our revenues to be derived from our VoIP telephony products and services (including our Hosted Consumer VoIP Solution), our past operating results may not be indicative of our future results.

We may need additional capital to finance our operations and grow our business.

Due to the nature of our industry, our future capital needs are difficult to predict. Therefore, we may require additional capital to fund some or all of the following:

•	introduction and deployment of our new, or existing, products and services, including our joip offering;

•	enhancement and expansion of our network;

•	unanticipated opportunities;

•	strategic alliances, and potential acquisitions;

•	changing business conditions; and

•	unanticipated competitive pressures.

We intend to continue to expand our network and to introduce new products and services. These activities require significant marketing and promotional expenses that we often incur before we begin to receive the related revenue. While we believe we have sufficient funds to meet our working capital requirements for at least the next fiscal year, if our cash flow from operations is not sufficient to meet our capital expenditure and working capital requirements, we will need to raise additional capital. There can be no assurance that we will be able to raise such additional capital on favorable terms or at all. If we are unable to obtain additional capital, we may be required to reduce the scope of our business or our anticipated growth, which could have a material adverse effect on our business, financial condition, and results of operations.

Our acquisition activity could disrupt our ongoing business and may present risks not contemplated at the time of the transactions.

We recently acquired the service provider and consumer businesses of Go2Call and we may continue to acquire companies, businesses, products and technologies that complement our strategic direction. These acquisitions may involve significant risks and uncertainties, including:

•	inability to successfully integrate the acquired technology and operations into our business and maintain uniform standards, controls, policies, and procedures;

•	distraction of management’s attention away from normal business operations;

•	challenges retaining the key employees of the acquired operation;

•	insufficient revenue generation to offset liabilities assumed;

•	expenses associated with the acquisition; and

•	unidentified issues not discovered in our due diligence process, including product quality issues and legal contingencies.

Acquisitions are inherently risky. We can not be certain that our previous or future acquisitions will be successful and will not materially adversely affect the conduct, operating results or financial condition of our business. We paid approximately 60% of the purchase price for our Go2Call acquisition with our common stock. If we continue to issue common stock or other equity related purchase rights as consideration in future acquisitions, current shareholders’ percentage ownership and earnings per share may become diluted.

The success of our VoIP telephony products and services is dependent on the growth and public acceptance of VoIP telephony.

The success of our VoIP telephony products and services is dependent upon future demand for VoIP telephony systems and services. In order for the VoIP telephony market to continue to grow, several things need to occur. Telephone and cable service providers must continue to invest in the deployment of high speed broadband networks to residential and business customers. VoIP networks must improve quality of service for real-time communications, managing effects such as packet jitter, packet loss, and unreliable bandwidth, so that toll-quality service can be provided. VoIP telephony equipment and services must achieve a similar level of reliability that users of the public switched telephone network have come to expect from their telephone service. VoIP telephony service providers must offer cost and feature benefits to their customers that are sufficient to cause the customers to switch away from traditional telephony service providers. Service providers and resellers must be willing to use outsourced solutions providers for VoIP telephony. Furthermore, end users in markets serviced by recently deregulated telecommunications providers are not familiar with obtaining services from competitors of these providers and may be reluctant to use new providers, such as us. We will need to devote substantial resources to educate customers and end users about the benefits of VoIP telephony solutions in general and our services in particular. For example, although we believe that our joip offering embedded in Panasonic’s GLOBARANGE cordless telephone may be an easy way to introduce and educate end users about VoIP telephony, we cannot assure you that consumers will purchase this offering or that they will use the VoIP features of this phone. If any or all of these factors fail to occur, our business may decline.

Our future success depends on the growth in the use of the internet as a means of communications.

If the market for VoIP telephony, in general, and our services in particular, does not grow at the rate we anticipate or at all, we will not be able to increase our number of users or generate revenues we anticipate. To be successful, VoIP telephony requires validation as an effective, quality means of communication and as a viable alternative to traditional telephone service. Demand and market acceptance for recently introduced services are subject to a high level of uncertainty. The Internet may not prove to be a viable alternative to traditional telephone service for reasons including:

•	inconsistent quality or speed of service, including power outages;

•	traffic congestion on the Internet;

•	potentially inadequate development of the necessary infrastructure;

•	lack of acceptable security technologies;

•	lack of timely development and commercialization of performance improvements; and

•	unavailability of cost-effective, high-speed access to the Internet.

If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by such growth, or its performance or reliability may decline. In addition, Web sites may from time to time experience interruptions in their service as a result of power outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays occur frequently, customers’ use of the Internet and our products and services as a means of communications could decline or may not grow as we anticipate.

Intense competition could reduce our market share and decrease our revenue.

The market for VoIP telephony is extremely competitive. Our competitors include both start-up IP telephony service providers and established traditional communications providers. Many of our existing competitors and potential competitors have broader portfolios of services, greater financial, management and operational resources, greater brand-name recognition, larger subscriber bases and more experience than we have. In addition, many of our IP telephony competitors use the Internet instead of a private network to transmit traffic. Operating and capital costs of these providers may be less than ours, potentially giving them a competitive advantage over us in terms of pricing.

We also compete in the growing market of discount telecommunications services including calling cards, prepaid cards, call-back services, dial-around or 10-10 calling and collect calling services. In addition, some Internet service providers have begun to aggressively enhance their real time interactive communications, focusing on instant messaging, PC-to-PC and PC-to-phone, and/or broadband phone services.

In addition, traditional carriers, cable companies and satellite television providers are bundling services and products that we do not offer together with internet telephony services. These services could include wireless communications, voice and data services, Internet access, and cable television. Although this provides us with the opportunity to offer these companies our products and services as a way for them to offer internet telephony services, these companies can also introduce these services on their own and may be able to bundle the services at a single attractive price. This could make it more difficult for us to compete against them with direct to consumer offerings of our own.

If we are unable to provide competitive service offerings, we may lose existing customers and be unable to attract additional customers. In addition, many of our competitors, especially traditional carriers, enjoy economies of scale that result in a lower cost structure for transmission and related costs, which cause significant pricing pressures within the industry. To remain competitive, we must continue to invest significant resources in research and development, sales and marketing, and customer support. We may not have sufficient resources to make these investments or to make the technical advances necessary to be competitive which, in turn, will cause our business to suffer.

Potential fluctuations in our quarterly financial results may make it difficult for investors to predict our future performance.

Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. The factors generally within our control include:

•	the rate at which we are able to attract users to purchase our VoIP telephony products and services, including our Hosted Consumer VoIP Solution;

•	the amount and timing of expenses to enhance marketing and promotion efforts and to expand our infrastructure; and

•	the timing of announcements or introductions of new or enhanced services by us.

The factors outside our control include:

•	the timing of announcements or introductions of new or enhanced services by our competitors;

•	regulations in various countries that prohibit us from providing our services cost-effectively or at all;

•	technical difficulties or network interruptions in the Internet or our privately-managed network; and

•	general economic and competitive conditions specific to our industry.

The foregoing factors also may create other risks affecting our long-term success, as discussed in the other risk factors.

We believe that quarter-to-quarter comparisons of our historical operating results may not be a good indication of our future performance, nor would our operating results for any particular quarter be indicative of our future operating results.

Our success depends on our ability to handle a large number of simultaneous calls, which our network may not be able to accommodate.

We expect the volume of simultaneous calls to increase significantly as we expand our operations. Our network hardware and software may not be able to accommodate this additional volume. If we fail to maintain an appropriate level of operating performance, or if our service is disrupted, our reputation could be hurt, we could lose customers and our business, financial condition and results of operations could be materially and adversely affected.

We face a risk of failure of computer and communications systems used in our business.

Our business depends on the efficient and uninterrupted operation of our computer and communications systems as well as those that connect to our network. We maintain communications systems in facilities in New York, Los Angeles, Atlanta, London, Frankfurt, Hong Kong and Jerusalem. Although we have designed our network to reduce the possibility of disruptions or other outages, our systems and those that connect to our network are subject to damage or interruption from natural disasters, power loss, communications failure, hardware or software malfunction, network failures, physical or electronic break-ins, sabotage, computer viruses, intentional acts of terrorism or vandalism and other events that may be or may not be beyond our control. Any system interruptions that cause our services to be unavailable, including significant or lengthy telephone network failures or difficulties for users in communicating through our network or portal, could damage our reputation and result in a loss of users.

Substantially all of the VoIP telephony calls made by our iConnectHere customers, and a large percentage of our services provider and reseller customers are connected through local telephone companies and, at least in part, through leased facilities that may become unavailable.

We are not a local telephone company or a local exchange carrier. Our network covers only portions of the United States. Accordingly, we must route parts of some domestic and all international calls made by our ICH customers, and a large percentage of our service provider and reseller customers, over leased transmission facilities. In addition, because our network does not extend to homes or businesses, we must generally route calls through a local telephone company to reach our network and, ultimately, to reach their final destinations.

In many of the foreign jurisdictions in which we conduct or plan to conduct business, the primary provider of significant in-country transmission facilities is the national telephone company, which may be the only provider in that country. Accordingly, we may have to lease transmission capacity at artificially high rates from such a monopolistic provider, and consequently, we may not be able to generate a profit on those calls. In addition, national telephone companies may not be required by law to lease necessary transmission lines to us or, if applicable law requires national telephone companies to lease transmission facilities to us, we may encounter delays in negotiating leases and interconnection agreements and commencing operations. Additionally, disputes may result with respect to pricing, billing or other terms of these agreements, and these disputes could affect our ability to continue to operate in these countries, which may materially and adversely affect our business, financial condition and results of operations.

Our computer systems and operations may be vulnerable to security breaches.

We believe that the secure transmission of confidential information over the Internet, such as credit card numbers, is essential in maintaining user confidence in our services. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, our computer infrastructure is potentially vulnerable to physical or electronic computer viruses, break-ins and similar disruptive problems and security breaches that could cause interruptions, delays or loss of services to our users. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities or new technologies could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information or cause interruptions in our operations. Security breaches also could damage our reputation and expose us to a risk of loss, litigation and possible liability. Although we have experienced no security breaches to date of which we are aware, we cannot guarantee you that our security measures will prevent security breaches.

Operating internationally exposes us to additional and unpredictable risks.

We intend to continue to enter additional foreign markets and expand our existing operations outside the United States. We cannot assure you that we will be successful in expanding into additional international markets. In addition to the uncertainty regarding our ability to generate revenue from foreign operations and expand our international presence, there are certain risks inherent in doing business on an international basis, including:

•	political and economic instability;

•	legal uncertainty regarding liability, regulations, tariffs and other trade barriers;

•	fluctuations in exchange rates;

•	potentially adverse tax consequences;

•	action by foreign governments or foreign telecommunications companies to limit access to our services;

•	potentially weaker protection of intellectual property rights; and

•	uncertain market acceptance and difficulties in marketing efforts due to language and cultural differences.

We have experienced losses as a result of fraud.

We have experienced losses due to fraud. While in 2006 we experienced losses from fraud of less than 1% of our revenues, callers have obtained our services without rendering payment by unlawfully using our access numbers and personal identification numbers. While we have continued to implement anti-fraud measures in order to control losses relating to these practices, and these measures have proven to be effective today, these measures may not in the future be sufficient to effectively limit all of our exposure in the future from fraud and future losses could rise significantly above current levels.

We need to retain key personnel to support our products and ongoing operations.

The development and marketing of our VoIP products and services will continue to place a significant strain on our limited personnel, management, and other resources. Our future success depends upon the continued services of our executive officers and other key employees who have critical industry experience and relationships that we rely on to implement our business plan. Except for Mr. Shimmy Zimels, our Chief Executive Officer, none of our officers or key employees is bound by employment agreements for any specific term. The loss of the services of any of these officers or key employees could delay the development and introduction of, and negatively impact our ability to sell, our products which could adversely affect our financial results and impair our growth. We currently do not maintain key person life insurance policies on any of our employees.

Our ability to provide our service is dependent upon third-party facilities and equipment, the failure of which could cause delays or interruptions of our service, damage our reputation, cause us to lose customers and limit our growth.

           Our success depends on our ability to provide quality and reliable service, which is in part dependent upon the proper functioning of facilities and equipment owned and operated by third parties and is, therefore, beyond our control. Unlike traditional wireline telephone service or wireless service, our service requires our customers to have an operative broadband Internet connection and an electrical power supply, which are provided by the customer's Internet service provider and electric utility company, respectively, and not by us. The quality of some broadband Internet connections may be too poor for customers to use our services properly. In addition, if there is any interruption to a customer's broadband Internet service or electrical power supply, that customer will be unable to make or receive calls, including emergency calls, using our service. We also outsource several of our network functions to third-party providers. For example, we outsource the maintenance of our regional data connection points, which are the facilities at which our network interconnects with the public switched telephone network. If our third-party service providers fail to maintain these facilities properly, or fail to respond quickly to problems, our customers may experience service interruptions. Our customers have experienced such interruptions in the past and will experience interruptions in the future. In addition, our E-911 service is currently dependent upon a third-party provider. Interruptions in service from this vendor could cause failures in our customers' access to E-911 services. Furthermore, we outsource certain aspects of our customer care services. Interruptions in our service caused by third-party facilities or service providers have in the past caused and may in the future cause us to lose customers, or cause us to offer substantial customer credits, which could adversely affect our revenue and profitability. If interruptions adversely affect the perceived reliability of our service, we may have difficulty attracting new customers and our brand, reputation and growth will be negatively impacted.

Third parties might infringe upon our proprietary technology.

We cannot assure you that the steps we have taken to protect our intellectual property rights will prevent misappropriation of our proprietary technology. To protect our rights to our intellectual property, we rely on a combination of trademark and patent law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Effective trademark and trade secret protection may not be available in every country in which we offer or intend to offer our services. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending our intellectual property rights could result in significant financial expenses and managerial resources.

Our services may infringe on the intellectual property rights of others.

Third parties may assert claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. We incorporate licensed third-party technology in some of our products and services. In these license agreements, the licensors have agreed to indemnify us with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right so long as we have not made changes to the licensed software. We cannot assure you that these provisions will be adequate to protect us from infringement claims. Any infringement claims, even if not meritorious, could result in substantial monetary liability or may materially disrupt the conduct of our business. In a recent federal court ruling, a permanent injunction was issued against Vonage, one of the largest independent provider of residential VoIP services, in response to a jury decision that Vonage had infringed on three Verizon Communications patents that concern interconnection of Vonage's Internet voice service to the public switched telephone network. The federal judge in this case has delayed the signing of the order for the permanent injunction to permit Vonage to seek an appeal. We have no way of assessing what effect, if any, this may have on our business.

Risks Related to our Industry

Government regulation and legal uncertainties relating to IP telephony could harm our business.

Historically, voice communications services have been provided by regulated telecommunications common carriers. We offer voice communications to the public for international and domestic calls using IP telephony, and we do not operate as a licensed telecommunications common carrier in any jurisdiction. Based on specific regulatory classifications and recent regulatory decisions, we believe we should not be regulated as a telecommunications common carrier in any of our markets. However, the growth of IP telephony has led to close examination of its regulatory treatment in many jurisdictions making the legal status of our services uncertain and subject to change as a result of future regulatory action, judicial decisions or legislation in any of the jurisdictions in which we operate. Established regulated telecommunications carriers have sought and may continue to seek regulatory actions to restrict the ability of companies such as ours to provide services or to increase the cost of providing such services. In addition, our services may be subject to regulation if regulators distinguish phone-to-phone telephony service using IP technologies over privately-managed networks such as our services from integrated PC-to-PC and PC-originated voice services over the Internet. Some regulators may decide to treat the former as regulated common carrier services and the latter as unregulated enhanced or information services.

Application of new regulatory restrictions or requirements to us could increase our costs of doing business and prevent us from delivering our services through our current arrangements. In such event, we would consider a variety of alternative arrangements for providing our services, including obtaining appropriate regulatory authorizations for our local network partners or ourselves, changing our service arrangements for a particular country or limiting our service offerings. Such regulations could limit our service offerings, raise our costs and restrict our pricing flexibility, and potentially limit our ability to compete effectively. Further, regulations and laws that affect the growth of the Internet could hinder our ability to provide our services over the Internet.

Our international operations are also subject to regulatory risks, including the risk that regulations in some jurisdictions will prohibit us from providing our services cost-effectively or at all, which could limit our growth. Currently, there are several countries where regulations prohibit us from offering service. These regulations have had an impact on us in 2006. We, however, cannot assure you that these conditions will not have a material effect on our revenues and growth in the future. In addition, because customers can use our services almost anywhere that a broadband Internet connection is available, including countries where providing VoIP services is illegal, the governments of those countries may attempt to assert jurisdiction over us, which could expose us to significant liability and regulation. For a more detailed discussion of the regulation of IP telephony, see “Regulation.”

We may not be able to keep pace with rapid technological changes in the communications industry.

Our industry is subject to rapid technological change. We cannot predict the effect of technological changes on our business. In addition, widely accepted standards have not yet developed for the technologies we use. We expect that new services and technologies will emerge in the market in which we compete. These new services and technologies may be superior to the services and technologies that we use, or these new services may render our services and technologies obsolete.

To be successful, we must adapt to our rapidly changing market by continually improving and expanding the scope of services we offer and by developing new services and technologies to meet customer needs. Our success will depend, in part, on our ability to license leading technologies and respond to technological advances and emerging industry standards on a cost-effective and timely basis. We will need to spend significant amounts of capital to enhance and expand our services to keep pace with changing technologies.

The success of our business is affected by customers' unimpeded access to broadband service. Providers of broadband services may be able to block our services, which could adversely affect our revenue and growth.

           A portion of our customers must have broadband access to the Internet in order to use our service. Some providers of broadband access have taken measures that affect their customers' ability to use our service, such as degrading the quality of the data packets we transmit over their lines, giving those packets low priority, giving other packets higher priority than ours, blocking our packets entirely or attempting to charge their customers more for also using our services. It is not clear whether suppliers of broadband access services have a legal obligation to allow their customers to access and use our service without interference. As a result of recent decisions by the U.S. Supreme Court and the FCC, providers of broadband services are subject to relatively light regulation by the FCC. Consequently, federal and state regulators might not prohibit broadband providers from limiting their customers' access to VoIP or otherwise discriminating against VoIP providers. Interference with our service or higher charges for using our service could cause us to lose existing customers, impair our ability to attract new customers, and harm our revenue and growth.

If we fail to comply with new FCC regulations requiring us to provide E-911 emergency calling services, we may be subject to fines or penalties, which could include disconnection of our service for certain customers or prohibitions on marketing of our services and accepting new customers in certain areas.

On June 3, 2005, the FCC released an order, which we refer to as the VoIP E-911 Order, that imposed an obligation on VoIP providers to offer enhanced emergency calling services, or E-911, to their VoIP customers by November 28, 2005. We have taken many significant steps to comply with the enhanced emergency service rules, but we were unable to comply with all of the requirements of the FCC's order by the November 28, 2005 deadline. Some of our iConnectHere customers currently receive E-911 service in conformity with the FCC’s order, but a number of iConnectHere customers do not receive such service. These are customers who were receiving service prior to the FCC’s deadline for compliance with the E-911 regulations. The FCC permitted service providers to continue to provide service to those existing customers rather than disconnect those customers. Pursuant to the FCC’s requirement, after the implementation of the FCC E-911 requirements, we provide services to customers only where we can provide the FCC required E-911 service. We may be required to stop serving those iConnectHere customers to whom we cannot provide the required enhanced emergency dialing capabilities that were being serviced prior to the issuance of the FCC’s rules at any time, but this is difficult to predict at this time. See “Regulation - VoIP E-911 Matters” for further information on the FCC’s E-911 requirements.

The VoIP E-911 Order also required us to notify our customers of any differences between our emergency calling services and those available through wireline telephone providers and to obtain affirmative acknowledgment from each of our customers of those notifications. We notified our customers of the differences in our emergency calling service and have received affirmative acknowledgement from substantially all of our customers.

We are not currently accepting customers in areas where we cannot provide E-911 service in conformity with the FCC’s rules. This has adversely impacted the ability of our consumer division, ICH, to accept new customers and may also have an adverse effect on our sales to customers who resell our service.

Various fees and taxes will increase our costs and our customers' cost of using our services.

           There are numerous U.S. state and municipal and other fees and taxes assessed on traditional telephone services that we believe have not been applicable to us and that we have not paid in the past. However, we may begin to collect and remit some of these fees and taxes in the future. To the extent we increase the cost of services to our customers to recoup some of these costs of compliance; this will have the effect of decreasing any price advantage we may have. Moreover, if we are subject to various state and municipal regulations and taxes in the U.S., this would increase our costs of doing business, and adversely affect our operating results and future prospects.

In addition, it is possible that we will be required to collect and remit sales and excise taxes in several states where we have not done so in the past. We are in the process of discussing the applicability of sales, excise, and other taxes with numerous states and we may proactively enter into discussions with additional states as conditions warrant. In the states where we determine that we need to collect and remit sales and excise taxes, we will comply with the administrative rules existing in that state.

States have or may take the position that we should have collected sales and excise taxes in the past. If so, they may seek to collect those past taxes from us and impose fines, penalties or interest charges on us. Our payment of these past taxes and related charges could have a material adverse effect on us.

There may be risks associated with our ability to comply with funding requirements of the Universal Service Fund, or USF, and similar state or federal funds, or that our customers will cancel service due to the impact of these or other price increases to their service.

On June 21, 2006, the FCC expanded the base of USF contributions to interconnected VoIP providers. The Company may calculate its USF contribution based on any one of three methods: (1) a safe harbor percentage of interstate revenue of 64.9% of total VoIP service revenue, (2) a traffic study that has been approved by the FCC, or (3) reporting based on actual interstate end user telecommunications revenues. Although the Company’s reporting methodology is under review, the Company is currently calculating its contribution based on the safe harbor. We began contributing to the USF during the fourth fiscal fiscal quarter of 2006, and as allowed by the FCC, we began charging our end user subscribers a USF surcharge fee equal to the USF contribution amounts we must contribute based upon our subscribers' retail revenues. The USF contribution applies to the revenue from our direct-to-consumer channel. In general, revenue from our Service Provider and Reseller channel is not subject to the contribution because most of our customers from this channel are exempt from USF or make their own contribution. The impact of this price increase on our customers or our inability to recoup the costs or liabilities in remitting USF contributions or other factors could have a material adverse effect on our financial position, results of operations and cash flows.

The FCC Order applying USF contributions to interconnected VoIP providers is currently under appeal and the FCC continues to evaluate alternative methods for assessing USF charges, including imposing an assessment on telephone numbers. The outcome of these proceedings can not be determined at this time.

There may be risks associated with our ability to comply with the requirements of federal law enforcement agencies.

On August 5, 2005, the FCC unanimously adopted an order responsive to a joint petition filed by the Department of Justice, the Federal Bureau of Investigation, and the Drug Enforcement Administration asking the FCC to declare that broadband Internet access services and VoIP services be covered by the Communications Assistance for Law Enforcement Act, or CALEA. The Order concludes that CALEA applies to facilities-based broadband Internet access providers and providers of interconnected VoIP service and requires these providers to be in full compliance within 18 months of the effective date of the Order, which is May 15, 2007. The FCC also stated that, in the coming months, it would release another order that will address separate questions regarding the assistance capabilities required of the providers covered by the August 5, 2005 order. On May 3, 2006, the FCC adopted a second order, which clarifies that the FCC will not establish standards for VoIP providers to comply with CALEA. Instead, the FCC directs law enforcement agencies, experts and the industry to develop the standards. The FCC's order clarifies that VoIP providers may use third party vendors to comply with the requirements of CALEA. We are currently working with a third party vendor to provide for us, and to develop with us, certain aspects of the requirements of CALEA. Our failure to achieve compliance with any future CALEA orders or any enforcement action initiated by the FCC or other agency or task force against us could have a material adverse effect on our financial position, results of operations or cash flows.

Risks Related to our relationship with Atarey

Atarey exercises significant control over all matters submitted to a stockholder vote.

Atarey owns approximately 36% of the voting power and economic interest in us, and is the largest shareholder of our stock. As long as Atarey continues to beneficially own such a significant percentage of our capital stock and there are no other major shareholders, Atarey will be able to exercise a significant influence over decisions affecting us, including:

•	composition of our board of directors and, through it, our direction and policies, including the appointment and removal of officers;

•	mergers or other business combinations;

•	acquisitions or dispositions of assets by us;

•	future issuances of capital stock or other securities by us;

•	incurrence of debt by us;

•	amendments, waivers and modifications to any agreements between us and Atarey;

•	payment of dividends on our capital stock; and

•	approval of our business plans and general business development.

In addition, one of our five directors is an officer and/or director of Atarey, or otherwise affiliated with Atarey. As a result, the ability of any of our other stockholders to influence the management of our company is limited, which could have an adverse effect on the market price of our stock.

A third party may be deterred from acquiring our company.

Atarey’s major ownership could delay, deter or prevent a third party from attempting to acquire control of us. This may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us, even though such a change in ownership would be economically beneficial to us and our stockholders.

Risks Related to our Common Stock

Volatility of our stock price could adversely affect our stockholders.

Since trading commenced in November 1999, the market price of our common stock has been highly volatile and may continue to be volatile and could be subject to wide fluctuations in response to factors such as:

•	variations in our actual or anticipated quarterly operating results or those of our competitors;

•	announcements by us or our competitors of technological innovations;

•	introduction of new products or services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions or trends in the Internet industry;

•	changes in the market valuations of other Internet companies;

•	announcements by us or our competitors of significant acquisitions;

•	our entry into strategic partnerships or joint ventures; and

•	sales of our common stock by Atarey.

All of these factors are, in whole or part, beyond our control and may materially adversely affect the market price of our common stock regardless of our performance.

Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to such volatility. In addition, the stock market in general, and the market for telecommunications, Internet-related and technology companies in particular, has been dramatically decreased and is extremely depressed. We cannot assure you that our common stock will trade at the same levels of other telecommunications or Internet stocks or that telecommunications or Internet stocks in general will sustain their current market prices.

The liquidity of our common stock could be adversely affected by changes in our Nasdaq listing.

Our common stock is currently listed on the Nasdaq Capital Market. The listing of our common stock was transferred from the Nasdaq National Market to the Nasdaq Capital Market effective on September 17, 2002.   We currently meet all criteria for continued inclusion in the Nasdaq Capital Market. However, based on the volatile nature of our stock price, we can make no assurances that we will continue to do so .   Failure to meet these criteria could result in our delisting from the Nasdaq Capital Market. If our shares were to be delisted from the Nasdaq Capital Market, our shares would continue to trade, if at all, on the OTC Bulletin Board, upon application by the requisite market makers. This would adversely impact our stock price, as well as the liquidity of the market for our shares which, as a result, would adversely affect the ability of our stockholders to purchase and sell their shares in an orderly manner, or at all. Furthermore, a delisting of our shares could damage our general business reputation and impair our ability to raise additional funds. Any of the foregoing events could have a material adverse effect on our business, financial condition and operating results.

We do not intend to pay dividends.

We have never declared or paid any cash dividends on our common stock. We intend to retain any future earnings to finance our operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

Risks Related to our Israel-based Office

We may be negatively impacted by changes in political, military and/or economic conditions.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. A peace agreement between Israel and Egypt was signed in 1979 and a peace agreement between Israel and Jordan was signed in 1994. However, as of the date hereof Israel has not entered into any peace agreement with Syria or Lebanon.

Despite peace related developments, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on us, but there can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli-based businesses will not have an adverse impact on our business or financial condition in the future.

Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early- to mid-l980s, low foreign exchange reserves, fluctuations in world commodity prices and military conflicts. The Israeli Government has, for these and other reasons, intervened in the economy by utilizing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and exchange rates. The Israeli Government has periodically changed its policies in all these areas. Although we derive most of our revenues outside of Israel, a substantial portion of our expenses are incurred in Israel and are affected by economic conditions in the country.

All of these factors are, in whole or part, beyond our control and may materially adversely affect on our business, financial condition and operating results, or market price of our common stock regardless of our performance.

We may be negatively impacted by employees being called for army service

Generally, all male adult citizens and permanent residents of Israel under the age of 41 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Furthermore, some of our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion of such obligations.

The market price of our common stock could be adversely affected by the dilution caused by the sale of the common stock issued to certain of the selling stockholders

In February 2007, we sold 2,959,831 shares of our common stock held by certain selling stockholders in connection with our acquisition of certain assets of Go2Call.com, Inc. at a price of $1.42 per share pursuant to an asset transfer agreement, dated as of February 17, 2007, between us and Go2Call.com, Inc. In addition, the remaining 4,040,169 shares of our common stock that are included in this registration statement, of which this prospectus is a part, were acquired by Atarey in June 2001.

These 7,000,000 shares in the aggregate of our common stock represent approximately 21% of our outstanding shares of common stock. Sales of a substantial number of these shares of common stock in the public market could depress the market price of our common stock. The perceived risk resulting from the sale of these common shares could cause some of our stockholders to sell their common stock, thus causing the price of our common stock to further decline. In addition, the downward pressure on the price of our common stock could cause some of our stockholders to engage in short sales of our common stock, which may cause the price of our common stock to decline even further. Furthermore, this result could make it more difficult for us to raise funds through future offerings of common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to future events or our future financial performance. These statements include but are not limited to statements regarding: uncertainty of financial estimates and projections, the competitive environment for Internet telephony, our limited operating history, changes of rates of all related telecommunications services, the level and rate of customer acceptance of new products and services, legislation that may affect the Internet telephony industry, rapid technological changes, as well as other risks referenced from time to time in our filings with the Securities and Exchange Commission. This list of statements is not all inclusive. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Before deciding to purchase our common stock you should carefully consider the risks described in the "Risk Factors" section, in additional to the other information set forth in this prospectus and the documents incorporated by reference herein.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results except as required by law.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of our common stock covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ Capital Market additional listing fees, if any, and the fees and expenses of our legal counsel and accountants.

SELLING STOCKHOLDERS

Go2Call.com, Inc. Stockholders

2,959,831 shares of our common stock offered by this prospectus are held by certain selling stockholders who acquired such shares from Go2Call in connection with our acquisition of certain assets from Go2Call pursuant to the asset transfer agreement, dated as of February 17, 2007, between us and Go2Call.com, Inc. Under the terms of a registration rights agreement entered into by the parties in connection with such acquisition, we agreed to register the resale of these shares held by the selling stockholders.

In accordance with the asset transfer agreement, an aggregate of 704,452 shares of our common stock were issued in the name of the selling stockholders and delivered into an indemnification escrow subject to the terms of the asset transfer agreement. These escrowed shares are registered under the registration statement of which this prospectus forms a part and accordingly are covered by this prospectus. However, the selling stockholders will not have the right to sell the escrowed shares until they are released pursuant to the terms of the escrow.

This prospectus also covers any additional shares of common stock which become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

Atarey

4,040,169 shares of our common stock offered by this prospectus are held by Atarey. Atarey acquired shares of our common stock in June 2001 from RSL Communications Ltd., our former majority stockholder, a portion of which are being offered by this prospectus. On June 28, 2001, RSL Communications Ltd. ("RSL COM"), our former majority stock holder and sole owner of our super-voting Class B Common Stock, par value $0.001 (the "Class B Shares"), entered into a share purchase agreement (the "RSL Purchase Agreement") with Atarey. Under the RSL Purchase Agreement, among other things, Atarey purchased, on June 29, 2001 the 19,569,459 Class B Shares owned by RSL COM at a purchase price of $0.80 per share. Pursuant to our Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), the Class B Shares were automatically converted into shares of our Class A Common Stock ("common stock") immediately upon transfer to Atarey thus leaving no Class B stock outstanding. In connection with the RSL Purchase Agreement, RSL COM, Atarey and us entered into a Novation and Amendment Agreement, dated as of June 28, 2001 (the "RSL Novation Agreement"), pursuant to which, among other things, RSL COM, with our consent, assigned its rights under the Registration Rights Agreement, dated as of September 1, 1999, between RSL COM and us, as amended by the RSL Novation Agreement, to Atarey. Pursuant to the terms of the Registration Rights Agreement, we have filed a registration statement, of which this prospectus constitutes a part, in order to permit Atarey and its permitted transferees and assigns to resell to the public the shares of our common stock acquired by Atarey from RSL COM.

The following table, to our knowledge, sets forth information regarding the beneficial ownership of our common stock by the selling stockholders as of May 22, 2007. For purposes of the following description, the term “selling stockholder” includes pledgees, donees, permitted transferees or other permitted successors-in-interest selling shares received after the date of this prospectus from the selling stockholder. The information is based in part on information provided by or on behalf of the selling stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares, as well as any shares as to which the selling stockholder has the right to acquire beneficial ownership within sixty (60) days after May 22, 2007 through the exercise or conversion of any stock options, warrants, convertible debt or otherwise. Unless otherwise indicated below, each selling stockholder has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling stockholder. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

The following table is prepared based on information supplied to us by the selling stockholders. Although we have assumed for purposes of the table below that the selling stockholders will sell all of the shares offered by this prospectus, because the selling stockholders may offer from time to time all or some of their shares covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be resold by the selling stockholders or that will be held by the selling stockholders after completion of the resales. In addition, the selling stockholders may have sold, transferred or otherwise disposed of the shares of common stock or the warrants in transactions exempt from the registration requirements of the Securities Act since the date the selling stockholders provided the information regarding their securities holdings. Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the shares covered by this prospectus.

The shares of our common stock offered by this prospectus may be offered from time to time by the persons or entities named below:

Name of Selling Stockholder	Shares Owned and Ownership Percentage Prior to Offering (1)		Shares Being Offered	Shares Owned and Ownership Percentage After Offering (2)
	Number	Percent		Number	Percent
Brian Boyer	21,670	*	21,670	—	—
The Productivity Fund IV, L.P.(3)	715,673	2.2%	715,673	—	—
The Productivity Fund IV Advisors Fund, L.P.(3)	27,528	*	27,528	—	—
Infrastructural and Environmental Private Equity Fund III, L.P.(4)	296,236	*	296,236	—	—
Environmental & Information Technology Private Equity Fund III(4)	74,058	*	74,058	—	—
Saints Peter and Paul Greek Orthodox Church(5)	42,244	*	42,244	—	—
The Cove School(6)	44,356	*	44,356	—	—
GoWest Capital Partners(7)	387,469	1.2%	387,469	—	—
Ascendant Capital, LLC(8)	10,080	*	10,080	—	—
Bart VanderBurg	4,757	*	4,757	—	—
Joeseph Almon	16,800	*	16,800	—	—
Mario Tricoci	5,379	*	5,379	—	—
Mark Koulogeorge	78,420	*	78,420	—	—
Tim Weaver	2,645	*	2,645	—	—
Coral's Momentum Fund, Limited Partnership(9)	528,056	1.6%	528,056	—	—
Go2Call.com, Inc.(10)	704,460	2.1%	704,460	—	—
Atarey Hasharon Chevra Lepituach Benadlan (1991) Ltd.	11,927,677	36.4%	4,040,169	7,887,508	24.1%

* Less than 1%.

(1) Percentages prior to the offering are based on 32,768,045 shares of common stock that were issued and outstanding as of May 22, 2007.

(2) We do not know when or in what amounts the selling stockholder may offer for sale the shares of common stock pursuant to this offering. The selling stockholder may choose not to sell any of the shares offered by this prospectus. Because the selling stockholder may offer all or some of the shares of common stock pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that the selling stockholder will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholder will have sold all of the shares covered by this prospectus upon the completion of the offering.

(3) Mr. F. Oliver Nicklin, as President of First Analysis Corporation, exercises ultimate voting and/or dispositive power over the securities held by The Productivity Fund IV, L.P. and The Productivity Fund IV Advisors Fund, L.P. The general partner of The Productivity Fund IV, L.P. and The Productivity Fund IV Advisors Fund, L.P. is First Analysis Management Company IV, L.L.C., whose members are First Analysis Venture Operations and Research, L.L.C., (whose Manager is First Analysis Corporation) and Mr. Mark T. Koulogeorge.

(4) Mr. Bret R. Maxwell, as Managing Member of Infrastructure and Environmental Private Equity Management III, LLC, exercises ultimate voting and/or dispositive power over the securities held by Infrastructure and Environmental Private Equity Fund III, L.P. and Environmental & Information Technology Private Equity Fund III. The general partner of Infrastructure and Environmental Private Equity Fund III, L.P. and Environmental & Information Technology Private Equity Fund III is Infrastructure and Environmental Private Equity Management III, LLC, whose ultimate members are First Analysis Corporation, Mr. Maxwell, Mr. Mark T. Koulogeorge, Mr. Brian E. Hand, Argentum Management, LLC, Argentum Investments, LLC, Schneur Z. Genack, Inc., and Hamilton Venture Partners, LLC.

(5) Ms. Mary Ann Langas, as President of the Parish Council, has voting and investment discretion over the Securities held by The Parish Council of Saints Peter and Paul Greek Orthodox Church.

(6) Mr. Ed Finnegan, as chairman of the Board of Trustees, has voting and investment discretion over the Securities held by The Cove School.

(7) The general partners of GoWest Capital Partners are Synergy Law Group Holdings I and Mr. Kenneth D. Wruk. Mr. Bartly J. Loetham is the general partner of Synergy Law Group Holdings I and exercises voting and dispositive power over the shares held by GoWest Capital Partners.

(8) Mr. Jason Greenbaum is the managing member of Ascendant Capital, LLC and exercises the voting and dispositive power over the shares held by Ascendant Capital, LLC.

(9) The General Partner of Coral’s Momentum Fund, Limited Partnership, is Coral’s Momentum Fund Management Partners, LLC, of which Mr. Yuval Almog is the sole managing member. Mr. Todd Ortberg, Mr. Mark Headrick and Ms. Linda Watchmaker are members of Coral’s Momentum Fund Management Partners, LLC. Mr. Almog, Mr. Ortberg, Mr. Headrick and Ms. Watchmaker disclaim beneficial ownership of all shares held by Coral’s Momentum Fund, Limited Partnership, except to the extent of their pecuniary interest therein arising from general partnership interests therein.

(10) The Chief Executive Officer of Go2Call.com is John Nix. The number of shares being offered in this offering includes 704,452 shares that have been deposited in an escrow account in order to secure the indemnification obligations of the selling stockholder under the asset transfer agreement. The selling stockholder and its transferees may not sell the escrowed shares until they are released pursuant to the terms of such agreement.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledges, assignees, donees, and successors may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at prevailing market prices, prices related to the prevailing market prices, or at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	options or hedging transactions;

•	through underwriters;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers or underwriters engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers or underwriters may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any underwriters or broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale, or an exemption from registration or qualification requirements is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the common stock registered pursuant to the registration statement, of which this prospectus forms a part.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. Regulation M's prohibition on purchases may include purchases to cover short positions by the selling shareholders, and selling shareholder's failure to cover a short position at a lender's request and subsequent purchases by the lender in the open market of shares to cover such short positions may be deemed to constitute an inducement to buy shares, which is prohibited by Regulation M. In addition, each selling shareholder will be subject to other applicable provisions of the Exchange Act and the associated rules and regulations thereunder.

We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have advised the selling shareholders that if a particular offer of shares is to be made on terms constituting a material change from the information described under a final prospectus, then, to the extent required, a supplement to the final prospectus must be distributed setting forth the terms and related information as required. If such supplement to the final prospectus is required, each selling shareholder has represented and warranted to the Company, that such shareholder will discontinue disposition of shares under the final prospectus until the time at which the shareholder will receive a supplement to the final prospect or the Company advises the selling shareholders that the use of the final prospectus may be resumed.

We are required to pay all fees and expenses incident to the registration of the shares of common stock, including up to $10,000 of the fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

LEGAL MATTERS

The validity of the common stock offered in this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York.

EXPERTS

The financial statements incorporated by reference in this prospectus from the Company's Annual Report on Form 10-K, have been audited by Brightman Almagor & Co., a member firm of Deloitte & Touche Tohmatsu, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein, and have been so included and incorporated in reliance upon the report(s) of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at "http://www.sec.gov."

This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC web site.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we are incorporating by reference as of their respective dates of filing are:

•	Our annual report on Form 10-K for the year ended December 31, 2006, filed on April 2, 2007;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2007 filed on May 15, 2007;

•	Current Reports on Form 8-K and 8-K/A, filed on January 12, 2007, February 20, 2007, March 13, 2007, and May 1, 2007; and

•
The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on November 23, 1999, including any amendments or reports filed for the purpose of updating that description.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting:

Investor Relations, deltathree, Inc., 75 Broad Street, 31st Floor, New York, New York 10004. Telephone: (212) 500-4850.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of the common shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.